UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)

Sussex Bancorp

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

869245100

(CUSIP Number)

Sussex Bank

ATTN: Steven Fusco

100 Enterprise Dr.

Rockaway, NJ 07866

(844) 256-7328

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 25, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

SCHEDULE 13D

CUSIP No. 869245100	Page 2 of 6 Pages

1		Names of reporting persons Anthony Labozzetta
2		Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3		SEC use only
4		Source of funds (see instructions) OO
5		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 239,002 shares of Common Stock
	8	Shared voting power 11,055 shares of Common Stock 1/
	9	Sole dispositive power 239,002 shares of Common Stock
	10	Shared dispositive power 11,055 shares of Common Stock 1/
11		Aggregate amount beneficially owned by each reporting person 250,057 shares of Common Stock 1/
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
13		Percent of class represented by amount in Row (11) 5.2% 2/
14		Type of reporting person (see instructions) IN

1/       Includes (i) 3,809 shares of Common Stock owned by Mr. Labozzetta’s spouse and (ii) 7,246 shares of Common Stock owned by Mr. Labozzetta’s sons.

2/       Based on the sum of (i) 4,780,655 shares of Common Stock issued and outstanding as of February 27, 2017 and (ii) 12,053 shares of Common Stock that would be issued and outstanding if options exercisable by Mr. Labozzetta within 60 days were exercised.

Page 2 of 6 Pages

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the shares of Common Stock, no par value (the “Common Stock”), of Sussex Bancorp, a New Jersey corporation (the “Issuer”). The Issuer’s principal executive offices are located at 100 Enterprise Dr., Rockaway, NJ 07866.

Item 2.	Identity and Background.

This Schedule 13D is being filed by Anthony Labozzetta.

Anthony Labozzetta is the President and Chief Executive Officer of Sussex Bancorp and its wholly owned subsidiary, Sussex Bank. Mr. Labozzetta beneficially owns approximately 5.2% of Sussex Bancorp’s Common Stock. Mr. Labozzetta’s principal business address is c/o Sussex Bancorp, 100 Enterprise Dr., Rockaway, NJ 07866. Mr. Labozzetta is a citizen of the United States.

During the past five years, Mr. Labozzetta (i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On January 25, 2017, Mr. Labozzetta received a grant of 17,065 shares of restricted Common Stock (the “Grant”) and 2,342 shares acquired through a dividend plan. Of the 17,065 shares that comprise the Grant, 7,065 shall vest in three installments beginning in January 2018 and 10,000 shall vest in five installments beginning in January 2018. The Grant is part of Mr. Labozzetta’s compensation, as described in the Company’s Schedule 14A filed with the Securities and Exchange Commission on March 24, 2016. With the Grant, Mr. Labozzetta went from holding 4.9% of the outstanding Common Stock to 5.2% of the outstanding Common Stock.

Item 4.	Purpose of Transaction.

Certain executives at the Company are awarded different types of compensation in exchange for their services. Compensation includes base salary and merit based awards, which includes bonuses, stock awards and option awards. As described in Item 3 above, Mr. Labozzetta’s annual compensation includes, among other things, grants of stock awards.

Mr. Labozzetta has no current plans or proposals which relate to, or would result in, any of the matters set forth in sub-items (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)	As of February 27, 2017, Mr. Labozzetta is the beneficial owner of an aggregate of 250,057 shares of Common Stock. The 250,057 shares of Common Stock represent approximately 5.2% of the shares of Common Stock. 1/

1/       Based on the sum of (i) 4,780,655 shares of Common Stock issued and outstanding as of February 27, 2017 and (ii) 12,053 shares of Common Stock that would be issued and outstanding if options exercisable by Mr. Labozzetta within 60 days were exercised.

Page 3 of 6 Pages

(b)	Mr. Labozzetta has:

(i)	sole power to vote or direct the vote of 239,002 shares of Common Stock;

(ii)	shared power to vote or direct the vote of 11,055 shares of Common Stock;

(iii)	sole power to dispose or direct the disposition of 239,002 shares of Common Stock; and

(iv)	shared power to dispose or direct the disposition of 11,055 shares of Common Stock.

A holder of a share of Common Stock is entitled to one vote per share. As a result, the Mr. Labozzetta controls approximately 5.2% of the combined voting power of the Common Stock.

(c)	None.

(d)	To the knowledge of Mr. Labozzetta, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock reported herein as beneficially owned.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Mr. Labozzetta’s spouse owns 3,809 shares of Common Stock and his sons own 7,246 shares of Common Stock. He does not have any agreement, contract, arrangement or understanding with his spouse with respect to the 3,809 shares of Common Stock or his sons with respect to the 7,246 shares of Common Stock.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 – Limited Power of Attorney for Section 13 Reporting Obligations.

Page 4 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 2, 2017

ANTHONY LABOZZETTA

By:	/s/ Anthony Labozzetta
Name:	Anthony Labozzetta

Page 5 of 6 Pages

EXHIBIT INDEX

Exhibit	Description of Exhibit

1	Limited Power of Attorney for Section 13 Reporting Obligations

Page 6 of 6 Pages